# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036348
Filed by CIK 0001611024

## Reporting persons
- David D. Chang, M.D., Ph.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,991,807; shared voting power 2,913,196; sole dispositive power 7,991,807; shared dispositive power 2,913,196; aggregate amount beneficially owned 10,905,003 (5.1% of the class)
- Chang 2006 Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,201,108; sole dispositive power 0; shared dispositive power 1,201,108; aggregate amount beneficially owned 1,201,108 (0.6% of the class)
- JEC 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 856,044; sole dispositive power 0; shared dispositive power 856,044; aggregate amount beneficially owned 856,044 (0.4% of the class)
- RTC 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); shared voting power 856,044; shared dispositive power 856,044; aggregate amount beneficially owned 856,044 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
David D. Chang, M.D., Ph.D.
Chang 2006 Family Trust
JEC 2019 Trust
RTC 2019 Trust
Address of principal business office or, if none, residence:
David D. Chang, M.D., Ph.D.: 1755 Ocean Avenue, #803, Santa Monica, CA 90401
Chang 2006 Family Trust: 1755 Ocean Avenue, #803, Santa Monica, CA 90401
JEC 2019 Trust: 1755 Ocean Avenue, #803, Santa Monica, CA 90401
RTC 2019 Trust: 1755 Ocean Avenue, #803, Santa Monica, CA 90401
Citizenship:
David D. Chang, M.D. Ph.D.: USA
Chang 2006 Family Trust: California
JEC 2019 Trust: California
RTC 2019 Trust: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

Row 9 of Dr. Chang's cover page includes 5,226,158 shares of common stock issuable within 60 days of December 31, 2024 upon the exercise of stock options held by Dr. Chang and 105,934 shares issuable upon the settlement of Restricted Stock Units held by Dr. Chang that are releasable within 60 days of December 31, 2024, and also includes (a) 1,201,108 shares of common stock beneficially owned by the Chang 2006 Family Trust, of which Dr. Chang is co-trustee, (b) 856,044 shares of common stock beneficially owned by the JEC 2019 Trust, of which Dr. Chang is co-trustee and (c) 856,044 shares of common stock beneficially owned by the RTC 2019 Trust, of which Dr. Chang is co-trustee.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. This percentage is calculated based on 209,672,091 shares of common stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 7, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- David D. Chang, M.D., Ph.D.: /s/ David D. Chang, David D. Chang, M.D., Ph.D. (02/13/2025)
- Chang 2006 Family Trust: /s/ David D. Chang, By David D. Chang, M.D., Ph.D., Co-Trustee (02/13/2025)
- JEC 2019 Trust: /s/ David D. Chang, By David D. Chang, M.D., Ph.D., Co-Trustee (02/13/2025)
- RTC 2019 Trust: /s/ David D. Chang, By David D. Chang, M.D., Ph.D., Co-Trustee (02/13/2025)